Stradley, Ronon, Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103-7018
(215) 564-8000

March 28, 2014

Filed via EDGAR
Mr. James O’Connor, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:
Delaware Group® Adviser Funds (File No. 811-07972)
Delaware Group Equity Funds IV (File No. 811-04413)
Delaware Group Global and International Funds (File No. 811-06324)
Voyageur Mutual Funds III (File No. 811-04547)
Delaware Pooled Trust (File No. 811-06322)
Delaware VIP Trust (File No. 811-05162)
Delaware Group Foundation Funds® (File No. 811-08457) (the “Registrants”)

Dear Mr. O’Connor:

On behalf of the above-referenced Registrants, submitted herewith under the EDGAR system, are the Registrants’ responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated to me on March 14, 2014 with regard to the Preliminary Proxy Statement and other materials (the “Proxy Statement”).  The Proxy Statement was filed with the Commission on March 7, 2014 by the Registrants on behalf of Delaware U.S. Growth Fund, Delaware Smid Cap Growth Fund, Delaware Focus Global Growth Fund, Delaware Select Growth Fund, The Large-Cap Growth Equity Portfolio, The Focus Smid-Cap Growth Equity Portfolio, The Select 20 Portfolio, Delaware VIP U.S. Growth Series, Delaware VIP Smid Cap Growth Series, Delaware Foundation Growth Allocation Fund, Delaware Foundation Moderate Allocation Fund, and Delaware Foundation Conservative Allocation Fund (each, a “Fund” and together, the “Funds”).

The Proxy Statement is with regard to the Special Meeting of Shareholders (the “Meeting”) of the Funds, which is scheduled to be held on May 16, 2014.  At the Meeting, shareholders of each Fund will be asked to approve an investment sub-advisory agreement between Delaware Management Company, the Funds’ investment adviser, and Jackson Square Partners, LLC (“Jackson Square”).  Each comment from the Staff is summarized below, followed by the Registrants’ response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement.

1.           Comment:  Consider revising the third sentence on page 8 that discusses the effect of the Transaction on Jackson Square and the services it provides to the Funds.

              Response:  We have changed the sentence on page 8 relating to the effect of the Transaction on Jackson Square and the services it provides to the Funds to clarify that such a representation came from DMC and Jackson Square, as opposed to having been a conclusion of the Board.

2.           Comment:  Please elaborate on the Board’s conclusion on page 8 in connection with the statement about the Trustees’ review of the Proposed Sub-Advisory Agreement and the expectation that there will be no adverse changes in the nature, quality, or extent of services currently provided to the Funds and their shareholders.

              Response: We have revised the bullet point on page 8 to state that no adverse changes are expected as a result of the Transaction since the Funds will retain the same portfolio management team.

3.           Comment:  Please elaborate on the Board’s conclusion on page 8 in connection with the statement about the Trustees’ review of the Proposed Sub-Advisory Agreement and the expectation that the Transaction will not affect the level of expenses currently in effect for the Funds.

              Response:  We have revised the bullet point on page 8 to state the Transaction will not affect Fund expenses because the Funds’ expense ratios will not change as a result of the Transaction and Jackson Square will be compensated by DMC.

4.           Comment: Revise the statement about broker non-votes on page 14 to be consistent with plain English requirements and to make it clear that there should be no broker non-votes at the special meeting.

               Response: We have revised this disclosure as requested.  The relevant paragraph now reads as follows:

Abstentions will be counted for purposes of determining whether a quorum is present at the Meeting.  Abstentions will have the same effect as a vote “AGAINST” the Proposal.  Because (i) the Proposal is expected to be classified as “non-routine” by the New York Stock Exchange (“NYSE”), and therefore may not be voted in the discretion of NYSE member brokers, and (ii) there are no “routine” proposals to be presented at the Meeting, the Funds do not expect to receive any broker non-votes.

The Registrants acknowledge that: (i) they are responsible for the adequacy of the disclosure in their filings; (ii) the Commission is not foreclosed from taking any action with respect to this filing; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Taylor Brody
Taylor Brody

cc: Cori Daggett, Esq., Delaware Investments
Jonathan Kopcsik, Esq., Stradley Ronon Stevens & Young, LLP